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EX-11.1
          2
             STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS


         1
AETHER SYSTEMS, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
EXHIBIT 11.1


                                                  Computation of Earnings
                                                      per Common Share
                                  ---------------------------------------------------------
                                             (in thousands, except per share data)

                                      Three Months Ended               Three months Ended
                                        March 31, 2001                   March 31, 2000
                                  ---------------------------     ---------------------------
                                  Net Loss   Shares Per Share     Net Loss   Shares Per Share
                                  --------   ------ ---------     --------   ------ ---------
BASIC EPS
Pro forma net loss available
  To common shareholders         (1,200,300)  40,452  (29.67)     (33,270)  29,451   (1.13)

EFFECT OF DILUTIVE SHARES
Stock options                          --        --      --           --       --      --
Restricted Stock                       --        --      --           --       --      --
                                   ------    ------   -----      -------   ------   -----

DILUTIVE EPS (1)
Pro forma net loss available
 to common shareholders          (1,200,300)  40,452  (29.67)     (33,270)  29,451   (1.13)
                                   ------    ------   -----      -------   ------   -----



1. Options and warrants to purchase approximately 4.1 million and 4.5 million shares of common stock were outstanding at March 31, 2001 and 2000 respectively and were not included in the computation of pro forma diluted earnings per share because the effect would have been antidilutive. Also, approximately 775,000 shares of restricted stock included under the restricted stock plan were unexercised at March 31, 2001.
Additionally, effective March 22, 2000, the Company issued $310.5 million of %6 convertible subordinated notes due 2005, which are convertible at a price of $243.95 (or 4.0992 shares per $1,000 principal amount of notes, subject to adjustment. These notes were not considered in the calculation of the pro forma diluted earnings per share because the effect would have been antidilutive.





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